Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 _______________

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) _______________ OF COUNSEL
WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ RICHARD D. KATCHER THEODORE A. LEVINE DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN	ROBERT M. MORGENTHAU ERIC S. ROBINSON PATRICIA A. ROBINSON* LEONARD M. ROSEN MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS J. BRYAN WHITWORTH AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA _______________ COUNSEL
DAVID M. ADLERSTEIN MICHELE J. ALEXANDER LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA	PAULA N. GORDON NANCY B. GREENBAUM MAURA R. GROSSMAN MARK A. KOENIG J. AUSTIN LYONS AMANDA N. PERSAUD JEFFREY A. WATIKER

April 29, 2013

VIA EDGAR AND FEDERAL EXPRESS

Ms. Pamela Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:	Constellium Holdco B.V.

Confidential Draft Amendment No. 4 to Registration Statement on Form F-1

Submitted April 26, 2013

File No. 377-00059

Dear Ms. Long:

On behalf of Constellium Holdco B.V., a company incorporated in the Netherlands (the “Company” or “Constellium”), we are providing the following information on a supplemental basis in response to comments that were verbally conveyed to the Company by the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 26, 2013, with respect to the filing referenced above.

During that discussion, the Staff requested an understanding of the difference in the discount rates applied in the December 31, 2010 IAS 36 analysis prepared by Predecessor management and the January 4, 2011 purchase accounting analysis prepared by the Company.

Ms. Pamela Long

U.S. Securities and Exchange Commission

April 29, 2013

The Company supplementally advises the Staff that the following table summarizes the rates reflected in each analysis:

	CGU*	Predecessor December 2010 (with Micro Cap premium)	Constellium (with Decile 10B)	Difference between balance sheet dates	Discount rate impact on impairment	Other impact on impairment**
	Group	11.5% to 14%	17% to 18.5%	(123)	86	37
1	Singen - SSH	11.5%	17%	(112)	55	58
2	AAP - Extrusions Deutschland	14%	18.5%	(28)	1	27
3	Specialties - Decin/Levice	14%	18.5%	(46)	27	19
4	Ravenswood	12.75%	18%	41	—	41
5	ATI - Issoire - Aerospace	12.75%	18%	(5)	—	(5)
6	Neuf Brisach	11.5%	17%	11	—	11
7	Singen auto	14%	18.5	7	—	7

*	Table excludes “Other”, which is an amalgamation of different small CGUs and the difference between December 31, 2010 and January 4, 2011 is minimal at €9 million. The “Other” difference due to discount rate impact would have been a $4 million increase in the impairment charge net of a $13 million business plan impact.
**	Reflects impacts other than discount rate impacts, such as differences in business plans and strategies.

The main difference between the discount rates noted above relates to the size premium reflected in the Cost of Equity for each CGU for the Predecessor and sites for the Successor.

Both Predecessor and Constellium management used independent research published by reputable investment research firms regarding historically observed size premiums over the return indicated by the capital asset pricing model (“CAPM”) to determine an appropriate size premium to include in the estimated discount rates. Predecessor management used the Micro Cap size premium of 4.07%, which reflects historical premiums (over that indicated by the CAPM) since 1925 exhibited by companies with equity capitalization in the bottom 20% of companies traded on the New York Stock Exchange (“NYSE”), a range that spans from $1 million to $477 million of equity capitalization based on the 2011 Morningstar / Ibbotson yearbook. By contrast, Constellium reflected a size premium of 10.06% in excess of its CAPM-based cost of equity based on returns exhibited by companies in Decile 10B, which reflects the bottom 5% of companies traded on the NYSE and includes firms with equity value between $1 million and $143 million as of 2011. Both premiums were applicable because the base transaction price of $125 million fell within both ranges, and the adjusted price of $29 million or €22 million therefore reached the bottom end of each range.

The Staff has requested clarification regarding why Predecessor and Constellium management used different premiums. Constellium’s choice and assessment was driven by the need to determine an appropriate premium that could be used for both the purchase accounting analysis and also the Company’s ongoing impairment testing. The Company selected a premium that reflected the minimal purchase consideration (and the fact that the equity price was at the bottom of the Decile 10B range). In addition, Decile 10B was appropriate given the ongoing low capitalization of the Company as well as its risk and high leverage profile (when considering Constellium’s debt and legacy pension obligations). While the Company also could be considered as fitting within the Micro Cap range, the cost of capital for a business with minimal equity such as the Company as of the transaction date would be more appropriately aligned with companies in Decile 10B (i.e., highly leveraged companies with equity values of less than $143 million) rather than companies in the upper half of the Micro Cap range.

Ms. Pamela Long

U.S. Securities and Exchange Commission

April 29, 2013

Predecessor management applied the Micro Cap premium (in excess of the cost of equity estimated based on application of the CAPM) in estimating the Fair Value Less Cost to Sell (“FVLCS”) of the CGUs, as the base equity purchase price of $125 million provided in the share purchase agreement fell within the range of an equity value between $1 million and $477 million, and the resultant discounted cash flow values which were determined independently for each CGU reconciled closely with the $1.2 billion indication of enterprise value (“EV”) provided in the share purchase agreement (as IAS 36 testing is an enterprise value test rather than an equity test, it was appropriate for the $1.2 billion to be considered as the appropriate starting value for determining FVLCS). Using guidance published in the Ibbotson yearbook (a study of historic asset class performance, total returns and index values for large-cap and small-cap companies) and other authoritative guidance regarding the choice of size premium, this was acceptable market practice as the assets were held as part of a conglomerate that was not in financial distress or highly leveraged. Accordingly, the Company respectfully submits that the Micro Cap premium (as opposed to Decile 10B) was the more appropriate premium for Predecessor management to use in estimating the discount rate being applied in the IAS 36 testing.

The Staff has also requested additional explanation of why certain of the Company’s sites, such as Singen, have significantly decreased values under the purchase price allocation on January 4, 2011. The discount rate table above shows that both Singen and Neuf Brisach were at the low end of each range, which created a difference of 5.5%. All CGUs were discounted at a comparable rate within in each range; for example, Singen was discounted at the low point of each range in both periods, whereas Extrusions Deutschland was discounted at the high point of each range.

The discounted cash flows for each site following the Constellium business plans were based on not only the rates presented above but also management’s forecasts for each plant. The Company created future projections and plans for the assets it had acquired on a site-by-site basis to create the Constellium business plan. In doing so, the Company took into account its intentions for use, proposed capital expenditures to support the intended use and projected production. In this way, Successor management’s outlook for the Singen plant differed in some ways from the Predecessor management as the Company felt that to expand and capitalize on the extrusions product offering, the site would need specific investment and maintenance which would not be available over the 5-year timeframe of their business plan. Constellium believes that this would be the view held by a similar market participant. Predecessor management had intended to proceed with this expansion of Singen’s product offering through an investment in the facility in the near term and so had factored the impact of both the capital investment and revenue expansion into their outlook for the facility.

Ms. Pamela Long

U.S. Securities and Exchange Commission

April 29, 2013

The Company acknowledges that if both the Predecessor and the Company had used the same discount rates, this would have facilitated a symmetrical perspective of the fair values of the CGU. However, the Company believes that using different discount rates resulting in different values is acceptable under IFRS for the reasons articulated above and, more importantly, does not diminish the usefulness of the two sets of financial statements for a prospective investor. As the Company has previously articulated, it believes that both the Predecessor and the Company’s financial statements comply with IFRS as issued by the IASB.

The Predecessor company’s impairment tests used estimated future cash flows reflecting assumptions consistent with the way discount rates were determined as per IAS 36.51. These estimated future cash flows were determined independently for each CGU. The Company also notes that the sum of the calculations performed independently for each of the CGUs resulted in an aggregate value consistent with the Enterprise Value provided in the share purchase agreement providing an overall reasonableness over the estimated future cash flows.

The Predecessor company’s impairment tests used estimated future cash flows reflecting assumptions consistent with the way discount rates were determined as per IAS 36.51. The sum of the calculations performed for each of the CGUs resulted in an aggregate value consistent with the Enterprise Value provided in the share purchase agreement. However, solely for discussion purposes and in order to illustrate the sensitivity of a change in discount rates, if the Company changed only one such assumption in the DCF calculation and used the same discount rates that were used in the Successor’s analysis, the difference of €123 million between the two property plant and equipment balances recorded would have been reduced by recording an additional impairment loss of €86 million in the Predecessor financial statements. This adjustment would have had no impact on the Company’s financial statements and, given the nature of the item (impairment of PP&E), the Company does not believe it would meaningfully impact an investor’s understanding of the key drivers of the Company’s business, such as management adjusted EBITDA and Adjusted EBITDA as disclosed in the MD&A. The Predecessor would have recorded a pre-tax loss of €339 million in comparison to the pre-tax loss of €253 million presented in the combined financial statements currently, and the incremental impairment charge would have been included with the reported impairment charge of €224 million (adjusted to €310 million) and presented as a separate line item on the face of the income statement.

In sum, the Company believes the different assumptions that were used are each supportable under IFRS, and moreover, does not believe that the impairment charge on PP&E in the financial statements of the Predecessor has a meaningful impact on an understanding of the Company’s business. The Company respectfully submits that recording or not recording an incremental impairment charge on the Predecessor financial statements does not impact the utility of the Predecessor’s financial statements for purposes of providing useful information about the business of the Company. This view is consistent with how the Company has articulated the impairment charge in its MD&A discussion and presentation of its Adjusted EBITDA measurements of the Predecessor’s financial statements.

Ms. Pamela Long

U.S. Securities and Exchange Commission

April 29, 2013

In response to the Staff’s verbally conveyed comments, the Company proposes to update the Registration Statement with the revised disclosure set forth below:

Constellium consolidated financial statements - F-21 - Note 2.7 - Purchase Accounting

In determining fair values, the significant assumptions which were used in determining the allocation of fair value include the following valuation approaches: the cost approach, the income approach and the market approach. Significant assumptions used in the determination of fair values include cash flow projections and related discount rates, industry indices, market prices regarding replacement cost and comparable market transactions. While the Company believes that the estimates and assumptions underlying the valuation methodologies were reasonable, different assumptions could have resulted in different fair values. In respect of discount rates, the discounted cash flow model used for business segments valuation reflects discount rates of 17% through 18.5% as of the date of acquisition. After taking into account independent studies published by a reputable investment research firm to determine the applicable size premium, a premium of 10.06% was used to arrive at these discount rates, and the Company believes that this represented an appropriate company premium.

Ms. Pamela Long

U.S. Securities and Exchange Commission

April 29, 2013

*        *        *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1128 or Andrew J. Nussbaum at (212) 403-1269.

Very truly yours,

/s/ Karessa L. Cain

Karessa L. Cain

Enclosure

cc:	Jeremy Leach (Constellium Holdco B.V.) Keith L. Halverstam (Latham & Watkins LLP)